Exhibit 99.1

Amended Compensation Policy

NANO DIMENSION LTD.

AMENDED AND RESTATED EXECUTIVE OFFICERS COMPENSATION POLICY

1.	PREAMBLE

This Executive Compensation Policy (the “Policy”) of Nano Dimension Ltd. (the “Company”) is adopted in accordance with the requirements and limitations set forth in the Israeli Companies Law, 5759-1999 (the “Companies Law”). This Policy applies to all the Company’s Office Holders, as such term is defined in the Companies Law (hereinafter referred to as the “Executives”).

The Policy refers to the terms of compensation of the Company’s Executives and the termination terms thereof.

2.	PURPOSE

The purpose of this Policy is to set rules and guidelines with respect to the Company’s compensation strategy for Executives designed to retain and attract highly qualified Executives by providing competitive compensation (within the Company’s ability to fund compensation based on its financial resources), while creating appropriate incentives considering, inter alia, risk management factors arising from the business of the Company, the size of the Company (including without limitation, its sales volume and number of employees), the nature of its business and its then current cash flow situation, in order to promote the Company’s long-term goals, work plan, policies and the interests of the shareholders of the Company.

This Policy is also designed to allow the Company to create a full compensation package for each of its Executives based on common principles, considering the experience of each of the Executives, as well as the characteristics of their respective position and their performance.

With respect to variable compensation components, the Policy is designed to allow the Company to consider each Executive’s contribution in achieving the Company’s short-term and long-term strategic goals and in maximizing its profits from long-term perspective and in accordance with the Executive’s position.

By setting this Policy, the Company intends to increase the sense of solidarity of Executives with the Company and its activities, to increase the Executives’ motivation to advance the long-term business of the Company and to make it more innovative, efficient and profitable; and to achieve higher levels of performance by Executives, while rewarding Executives for their efforts, and enabling the Company to retain and attract highly skilled qualitative human capital within or to the Company.

For the avoidance of doubt, it is hereby clarified that nothing herein shall change any previous agreement of the Company with any of the Company’s Executives that was approved by the Board of Directors and/or the Shareholders of the Company prior to this policy becoming effective.

3.	OVERVIEW OF EXECUTIVES’ COMPENSATION COMPONENTS

a)

Directors – Non-Employee Directors, including External Directors (if any) and Independent Directors, shall receive compensation in the form of long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in the performance of their duties as shall be determined and approved by the Company’s Compensation Committee (the “Compensation Committee”), the Board of Directors (the “Board”) and by the General Meeting of Shareholders (the “General Meeting”) (to the extent required by law), and shall not exceed the maximum amounts set in accordance the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

This paragraph 3.a) does not include Directors who are serving as full time employees in the company.

b)	Chief Executive Officer – The compensation of the Company’s Chief Executive Officers (the “CEO”) shall include a base salary, reimbursement of expenses incurred by him or her in the performance of his or her duties, performance bonus, compensation in equity and other social benefits usually granted to CEOs in similar industries within the territories (USA, UK, Switzerland, Germany, Israel) where the executive resides permanently or a combination of territories where he spends most of his time, with periodical adjustments to the different currencies’ exchange rates as needed, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components of the CEO, shall be approved by the requisite corporate body in accordance with the Companies Law.

c)

Executives Subordinate reporting directly to the CEO (the “Subordinate Executives”) – The compensation of the Company’s Subordinate Executives shall include a base salary, reimbursement of expenses incurred by them in the performance of their duties, performance bonus, compensation in equity and other social benefits usually granted to Executives in similar industries within the territories (USA, UK, Switzerland, Germany, Israel) where the executive resides permanently or a combination of territories where they spend most of their time, with periodical adjustments to the different currencies’ exchange rates as needed, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components payable to each Subordinate Executive, shall be presented and recommended by Company’s management and approved by the requisite corporate body in accordance with the Companies Law.

4.	GENERAL CONSIDERATIONS

While setting the compensation of each of the Executives, the Compensation Committee and the Board shall consider and refer to the following criteria, in accordance with the Companies Law:

a)	The Executive’s education, skills, expertise, professional experience and achievements;

b)	The Executive’s position, responsibilities and his or her previous compensation arrangements;

c)	Executive’s expected contributions to the future growth and profitability of the Company;

d)	If the employment terms include variable components – the possibility of reducing such variable components at the discretion of the Board and the possibility of setting a limit to the realizable value of variable components of equity which are non-cash disposed;

e)	The employment terms may include a severance arrangement which will take into consideration the circumstances of the Executive retirement.

Without derogating from the foregoing general criteria, the Compensation Committee and the Board may consider additional benchmark information, as shall be required and available from time to time.

5.	FIXED COMPENSATION

5.1. BASE SALARY

a)	Directors – Non-Employee Directors, including External Directors (if any) and Independent Directors, shall receive compensation in the form of long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in performance of their duties as shall be determined and approved by the Compensation Committee, the Board and the General Meeting (to the extent required by law), and shall not exceed the maximum amounts set in accordance the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

b)	Chief Executive Officer – The CEO shall receive a base salary and reimbursement of expenses incurred in performance of his/her duties (where the Company may issue him/her credit or debit cards to cover such expenses), as shall be determined and approved by the Board and by any other requisite organs, in accordance with the Companies Law. The CEO’s base salary shall be designed to reward the CEO for the time and effort spent by him or her in the performance of his or her tasks and duties in the day-to-day management of the Company and shall be targeted to be competitive within the marketplace in which the Company competes. The base salary shall reflect the skills of the CEO such as education, expertise, professional experience and achievements, while considering his or her responsibilities and the requirements derived from the position.

c)	Subordinate Executives – The Subordinate Executives shall receive a base salary and reimbursement of expenses incurred in performance of their duties (where the Company may issue them credit or debit cards to cover such expenses), as shall be determined and approved by the Board. Subordinate Executive’s base salary shall be designed to reward the Subordinate Executive for the time and effort spent by him or her in the performance of his or her tasks and his day-to-day duties and shall be targeted to be competitive within the marketplace in which the Company competes. The base salary shall reflect the skills of the Subordinate Executive, such as education, expertise, professional experience and achievements, while considering his or her responsibilities and the requirements derived from his or her position.

d)	Set forth below is the maximum annual base salary cost for the CEO and Subordinate Executives:

Position	Maximum Annual Salary Cost (Israel based)	Maximum Annual Salary Cost (Non-Israel based)
CEO	NIS 3,960,000	$1,200,000
Subordinate Executive	NIS 2,640,000	$800,000

e)	Subject to the Maximum Annual Salary Cost in section (d) above, the Compensation Committee and the Board shall be entitled at their own discretion to change the compensation of any of the Executives by up to 30% of the previously approved compensation of said Executive (the “Non-Material Change”).

f)	Without derogating from the provisions of Section 5.1.e above, as long as the Subordinate Executive’s annual base salary cost does not exceed the Maximum Annual Salary Cost (for Israeli based, or non-Israel based, as the case may be), a Non-Material Change to the compensation terms of the Subordinate Executives can be approved solely by the CEO and shall not require the Compensation Committee’s approval.

5.2. A LUMP SUM SIGN UP BONUS

All Executives, excluding Non-Employee Directors, may be incentivized through lump sum sign up cash bonuses, designed to attract skilled and experienced executives in a competitive industry environment. The lump sum sign -up bonus shall not exceed NIS 1,300,000 for Israeli based executives and $400,000 for non-Israel based executives and shall not be calculated as part of the Executive’s fixed compensation.

5.3. ADDITIONAL BENEFITS

Executives, excluding Non-Employee Directors, shall be entitled to any and all basic social benefits provided by the applicable Israeli Law, including, among others and without limitation, advance notice period for termination of employment, annual leave, sickness leave, pension and/or managers insurance, education fund, convalescence payments (d’mei avraha) and severance payments.

In addition to these benefits, the Executives may be entitled at Company’s account to other industry standards benefits and insurances, such as all or any of the following benefits:

a)	Some social, incidental benefits (such as: pension and long term savings, life insurance, severance pay, vacation and sick leave) and prior termination notice are mandatory according to different local legislation, where some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as education funds and company car in Israel) and others are meant to complement the base salary and compensate the Executives for expenses caused in connection with their job requirements (such as: travel expenses or allowances). To comply with the foregoing, the Company adopts the following compensation terms:

i.	The Company will provide all Executives with pension, long term disability and life insurance according to local practices and legislation and shall make such payments, contributions and deductions as required under applicable law and as customary for companies such as the Company. In Israel, the Company will provide all Executives educational fund (keren hishtalmut) as well.

ii.	The Company may subsidize Company cars for Executives (and gross up taxes in connection therewith).

iii.	The Company may provide all Executives with mobile phones for their use and will bear all taxes related to the use of the phone according to local legislation.

iv.	The Company may cover any reasonable costs associated with an Executive’s permanent move to a location decided by Company.

v.	Each Executive will be entitled to annual vacation according to prevailing Company procedures and policies, taking into consideration any relevant prior tenure and local legislation.

vi.	Each Executive will be entitled to sick leave according to Company procedures and any relevant local legislation.

vii.	Each Executive will be entitled to any additional benefits and perquisites according to Company procedures and any relevant local legislation.

viii.

Executives may be entitled to an unconditional advance notice period prior to Company termination of employer/employee relations (where Company may waive the actual work of Executives during the advance notice period) according to the following table:

Position	Months
CEO, COO, and all C-level executives	Up to 18 months
Vice President (“VPs”) and other Executives	Up to 8 months

ix.

Without derogating from the advance notice period above and in addition thereto, the Company, with the approval of the Compensation Committee, will be authorized to approve severance pay of, including special consideration for confidentiality and non-competition undertakings upon termination of employment.

b)	All Executives, including Non-Employee Directors, shall be entitled to coverage by a D&O insurance policy and to receive from the Company an exemption and indemnification letter reflecting maximum indemnification and exemption in accordance with applicable law, as shall be approved from time to time in accordance with the Companies Law, if any. The Company shall be entitled to purchase a D&O insurance policy for the Executives currently in office and other Executives as may be elected and/or appointed from time to time, serving from time to time, including those who are controlling shareholders in the Company and their relatives (as such terms are defined in the Companies Law), with an annual coverage of up to $30,000,000 and an annual premium of up to $1,500,000, provided that the terms of engagement are in arm’s length and that such engagement is not expected to have a material effect on the Company’s profitability, assets or liabilities.

c)	All Executives, including Non-Employee Directors, shall be entitled to coverage by a POSI insurance policy (Public Offering of Securities Insurance). The maximal coverage for a POSI insurance policy that will supplement the insurance coverage for events that were not taken into account at the time of purchasing the insurance policy (such as a share offering, share offering in a foreign stock exchange, financing, or publication of a prospectus, etc.) shall not exceed $30,000,000 and an annual premium of up to $100,000, provided that the terms of engagement are at arm’s length and that such engagement is not expected to have a material effect on the Company’s profitability, assets or liabilities.

6.	VARIABLE COMPENSATION

6.1. GENERAL

Executives, other than Non-Employee Directors, may be incentivized through cash bonuses, designed to reward the Executives for personal achievement, reflecting his or her contribution to achieve the Company’s goals. Such incentives will be made through an annual program that defines performance targets based on the role and scope of each Executive. Actual payments are driven by the business and individual performance and achievement vis-à-vis the performance targets set at the beginning of the year and no later than the publication of the Annual financial statements of the Company, with upside potential tied to achieving budgeted performance.

All Executives, including Non-Employee Directors, may be additionally incentivized by a long-term equity-based incentive through the Company’s incentive option and RSU plan(s), designed to create a proximate interests of maximizing shareholder value, as reflected in the increase in the value of Company’s shares, and provide the Executives with a stake in the Company’s success, thus linking the Executives’ long-term financial interests with the interests of the Company’s shareholders and shareholders’ value.

In determining the said annual performance targets for Executives and the cash bonus and long-term equity-based incentives payable to each Executive as aforementioned, consideration should be given to promote the Company’s long-term goals and to ensure that at least with respect to the CEO a material portion of the variable components be determined based on measurable criteria. Additional portion of the variable components (and with respect to Subordinate Executives, up to the entire portion of the variable components) may be based on non-measurable criteria considering the Executives’ contribution to the Company.

While determining the Executives performance targets, the Company may take into consideration diverse parameters such as, without limitation, sales of products, execution of commercial cooperation deals, new products, commencement of a revenue stream, realization of expense budget targets or cash flow, financial results, efficiency metrics, shareholders value, execution of projects, attainment of milestones, etc.

6.2. ANNUAL PERFORMANCE BONUS

6.2.1.	Payment of the annual performance bonus (the “Bonus”) to Executives, other than Non-Employee Directors, shall be tied to long-term corporate performance, rather than short-term stock market performance, with the goal of eliminating abuses resulting from a short-term focus.

6.2.2.	Such Bonus shall be made in accordance with each Executive’s performance targets and based, among others, upon some or all the following factors:

a)	The Company’s achievement some or all financial performance metrics, consisting of annual revenue targets, earnings before interest, taxes, depreciation and amortization target and free cash flow target, each based on the Company’s annual budget (to be approved by the Board);

b)	Achievement of the Executive defined Management by Objectives (“MBOs”) which will be determined by the CEO with respect to the Subordinate Executive. Achievement of the CEO defined by Measurable Management by Objectives (“MMBOs”), as defined in advance by the Compensation Committee and the Board with respect to the CEO, for the following year, by the time the Board approves the annual financial statements of the past year; and

c)	Discretionary and based upon achievement of the Executive performance goals, which shall be determined by the CEO with respect to the Subordinate Executive and by the Compensation Committee and the Board with respect to the CEO, considering tangible and intangible performance factors as it deems appropriate, including the Executive’s relative contribution to the Company.

6.2.3.	In defining the Bonus, the Company shall consider the weight and percentage of each of the factors for the calculation of the Bonus as prescribed in the following table, regarding all Executives in the Company (CEO, CFO, VP of Sales and others).

Position	Financial Factors	Defined MBOs	Discretionary
CEO, CFO	50-100%	up to 50%	up to 25%[2]
Other Executives	0-100%	up to 100%	up to 25%

6.2.3.	Notwithstanding sections 6.2.1 through 6.2.3, the Company shall be entitled to determine, that the entire Bonus for a Subordinate Executives be discretionary, while considering the Subordinate Executives’ contributions to the Company, provided that the cash Bonus amount does not exceed 12 gross base monthly salaries of the said Subordinate Executive and subject to the variable compensation limitations specified in Section 8 below.

[2]	Subject to Section 8 below.

6.2.4.	Payment of the annual Bonus (if any) will be made within 30 days after the publication of the financial statements for the year for which the Bonus is paid, unless the Executive’s employment is terminated prior to such date, in which case the Compensation Committee and the Board of Director may make appropriate adjustments, which may include payment at any time before the publication of the financial statements. Any such bonus may be paid in cash in a single lump sum or by equity compensation, or a combination of both[3].

6.2.5.	The Executives annual cash Bonus shall not exceed the following amounts:

a)	CEO - the aggregate amount equivalent to 18 gross base monthly salaries of the CEO.

b)	Other Executives - the aggregate amount equivalent to 12 gross base monthly salaries of the respective Executive.

6.3. SPECIAL BONUS

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Performance Bonus, as described in Section 6.2 above), to an officer of the Company in respect of special efforts performed by the officer and/or in respect of the significant contribution of the officer to the Company’s operations, provided that the special bonus, together with the discretionary factor of the Annual Performance Bonus, shall not exceed eight (8) monthly base salaries (the “Special Bonus”). The Special Bonus is separate from the annual bonus. An approval of a Special Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the Special Bonus does not exceed 12 monthly salaries, provided that the CEO is not a director of the Company.

6.4 COMMISSIONS

The CEO may decide to grant Israeli and/or non-Israeli Subordinate Executives that are providing services of sales, marketing and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Executives” and “Commission”, respectively). The purpose of granting Commissions to Sales Executives is to incentivize Sales Executives to increase the amount of sales of Company’s products. For each Sales Executive, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 12% of the Company’s income from sales, and in any case, the amount paid for each Sales Executive shall not exceed $1,000,000. The Commissions will be paid on either a monthly or quarterly basis. The maximum amount of Commissions shall be considered from time to time considering the Company’s operation.

The Commission paid to a Sales Executive shall be separate from the Bonus and/or Special Bonus given to them, or instead of Bonus and/or Special Bonus, as decided in each case by the CEO. shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 8 herein.

[3]	If a Bonus is paid to the CEO with respect to the achievement of MBOs, the Company shall provide disclosure of the CEO’s achievement of such MBOs.

6.5. EQUITY BASED INCENTIVES

Equity-based compensation may be granted to Executives, subject to the Company incentive option and RSUs plan, as may be in effect from time to time (collectively, the “Equity Incentive Plans”), in any form permitted under such plans, including stock options and/or RSUs. Such Equity Incentive Plans will be designed to allow non-required shareholders dilution on the one hand, yet to provide a long-term retention tool and spreading the risk for gain, on the other hand.

All equity-based incentives granted to Executives shall be subject to vesting over a vesting period of up to five (5) years in order to promote long-term retention of the awarded Executives and may be further subject to full acceleration upon a change of control event, if determined and approved by the Compensation Committee and the Board. Unless otherwise determined in a specific share option and/or RSUs award agreement and unless accelerated upon a change of control event (according to Companies law), options/RSUs grants to Executives shall be exercisable according to a Vesting Schedule (“VS”). The VS of the options/RSUs per individual grantee of the Subordinate Executives will be as per the CEOs decision, spread over the vesting period in equal or non-equal quantities, through equal or non-equal periods as per CEO’s decision. Unless otherwise determined in a specific share option award agreement, the exercise price of the equity-based compensation, in case of options, shall be calculated according to the average closing price of the Company’s Ordinary Shares represented by American Depository Shares on the Nasdaq during the last 30 trading days prior to the date of grant. For the avoidance of any doubt, as further specified in the Company’s Equity Incentive Plans, ungranted equity -based compensation for Executives and/or employees, shall not exceed 20% of the Company’s fully diluted share capital. With approval of the compensation committee and the board of directors, the company can decide to replace existing Options with RSUs or existing options with other Options, in different quantities of RSUs and/or Options as well as with different vesting periods and/or exercise price or in different quantities or RSUs and/or Options.

The Equity-based compensation granted to an Executive in each 12-month period shall not exceed at the date of the grant, the aggregate amount of five thousand percent (5000%) (fifty times) of the cost of the Executive’s annual salary, including benefits, calculated by the Black & Scholes model. as the vesting will be per the specific agreement with the executive.

6.6 ANNUAL EQUITY-BASED PLAN FOR COMPANY’S NON-EXECUTIVE DIRECTORS

An annual equity-based plan to purchase Ordinary Shares by non-executive directors under the Company’s Employee Stock Option Plan (2015) (the “Plan”), will be allowed, as follows:

6.6.1 Annual Grant for non-executive board members

By the end of each twelve (12) months, starting at the date of the first annual meeting to be held in 2022, all non-executive directors who are members of the Board of Directors at this time, shall be entitled to a certain amount of restricted share units (“RSUs”) to be vested into Ordinary Shares of the Company, as follows (the “Annual Grant”):

(i)	For each non-executive member of the Board of Directors- 10,000 RSUs.

or

(ii)	For a non-executive chairman of the Board of Directors- 30,000 RSUs.

In addition to (i) or (ii), as applicable:

(iii)	For a non-executive chairman of each committee of the Board of Directors- additional 10,000 RSUs, for each committee.

or

(iv)	For a non-executive committee member of each committee of the Board of Directors- additional 3,000 RSUs for each committee.

6.6.2 One-Time Grant for new non-executive directors appointed by the Board of Directors or first elected by the Annual General Meeting of shareholders

As of the date of first election/appointment of the non-executive director, he or she shall be entitled to a one-time grant of certain amount of RSUs to be vested into Ordinary Shares of the Company, as follows (the “One-Time Grant”):

(i)	For each new non-executive director– 30,000 RSUs.

or

(ii)	For a new non-executive chairman of the Board- 70,000 RSUs.

In addition to (i) or (ii), as applicable:

(iii)	For new non-executive chairman of each committee of the Board of Directors- additional 25,000 RSUs for each committee.

or

(iv)	For new non-executive member of each committee of the Board of Directors- additional 5,000 RSUs for each committee.

In case a non-executive director ceases any of his or her duties as mentioned above, the unvested RSUs which were granted to him or her for his or her duty will expire immediately. Any Annual Grant or One-Time Grant will be subject to standard three-year vesting under the Plan; 1/3 of the amount of the RSUs granted to each non-executive director shall vest on each anniversary following the date of grant (as applicable).

The Annual Grant and the One-Time Grant are referred to together as the: “Annual Equity-based Plan”.

7.	Inter-Company Compensation Ratio

The Compensation Committee and the Board have examined the ratio between the annual salary of Executives and the average and median salary of the other employees of the Company. The Company has decided that the ratio between the compensation of the Israeli Executives to the average and median salary of the rest of the employees in the Company will not be higher than 50 times, and the ratio between the compensation of the non- Israeli Executives to the average and median salary of the rest of the employees in the Company will not be higher than 50 times. The Compensation Committee and the Board consider the intercompany compensation ratio should be reasonable, fair and appropriate, in commensuration with labor market conditions in specific territory where the Executive and/or employees reside, taking into account the senior position of the Executives and their scope of responsibilities and believe it will not have a negative impact on work relations in the Company.

8.	RATIO BETWEEN FIXED COMPENSTION AND VARIABLE COMPENSATION

Unless otherwise determined in a specific Executive employment agreement (to be approved by the Board), the maximum value of the variable compensation components shall be up to 500% of each Executive’s total fixed compensation package on an annual basis.

The total variable compensation, for each Executive, in one calendar year (including the lump sum sign up bonus in section 5.1, the annual bonus in section 6.2) and any other compensation that is deemed as variable compensation, shall not exceed the above-mentioned limitation in this section 8. Moreover, the total discretionary compensation of the CEO in one calendar year (including the lump sum sign up bonus in section 5.1, and the discretionary component of the annual bonus in section 6.2) and any other compensation that is deemed to be discretionary compensation, shall not exceed the aggregate amount equivalent to 24 gross base monthly salaries of the CEO.

9.	RECOUPMENT POLICY

The Company may seek reimbursement of all, or a portion of any compensation paid to an Executive based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

10.	EXCHANGE RATES

Monetary amounts in this Policy are quoted in $/NIS, yet subject to the applicable currency exchange rates. According to the relative time an Executive spends in different territories and geographies, periodical adjustments to the different currencies’ exchange rates will be applied, subject to approval of compensation committee when it is related to the CEO, and as needed as those exchange rates relate to certain payments due to the Executive which are approved but not originally quoted, while not in the currencies which fit the specific updated circumstances.

11.	REVIEW, RECOMMENDATION AND APPROVAL OF THE POLICY

The Compensation Committee shall review and evaluate this Policy from time to time, monitor its implementation, and recommend to the Board and the General Meeting to make any amendment or restatement to the Policy as it deems necessary from time to time.

Pursuant to the Companies Law, this Policy will be brought to the approval of the General Meeting, and once adopted, unless otherwise determined by the Board and the General Meeting, shall serve as the Company’s Policy for three years commencing as of its adoption by the General Meeting.

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